EXHIBIT 99.1

Almaden Files Request for Arbitration Against Mexico with International Centre for Settlement of Investment Disputes

VANCOUVER, British Columbia, June 17, 2024 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (together with its Mexican Subsidiary, Minera Gorrión S.A. de C.V., “Almaden” or “the Company”; TSX: AMM; OTCQB: AAUAF) announces that it has commenced international arbitration proceedings against the United Mexican States (“Mexico”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”).

The Company’s international arbitration claim against Mexico will be prosecuted pursuant to the established and enforceable legal framework of the International Centre for Settlement of Investment Disputes (“ICSID”). Almaden alleges that Mexico has breached its obligations under the CPTPP through actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico.

Almaden initiated the six-month consultation period required under the CPTPP on December 13, 2023. Mexico agreed to hold one consultation meeting, which took place on May 30, 2024, but it did not result in an amicable resolution of the Company’s investment dispute. The Company filed notice of its intention to submit a claim to arbitration against Mexico under the CPTPP on March 14, 2024, triggering a 90-day notice period prior to filing. With this notice period now over, the Company has filed its Request for Arbitration with ICSID.

Duane Poliquin, Chair of Almaden, stated “This is clearly not a desirable outcome for our tremendous discovery back in 2010. With the announcement of the feasibility study in 2018, the Ixtaca project was poised to become a significant success for shareholders, local communities, and Mexico. The Company followed best international standards and practices, including through adoption of dry stack filtered tailings, ore-sorting, and water management plans that could have improved water availability for local communities. Our human rights due diligence was second to none and kept pace with the technical evolution of the project, culminating in a Human Rights Impact Assessment completed to the highest international standards. We are problem solvers and sought to resolve each challenge presented by Mexico, up until the point the Mexican government cancelled our concessions. This leaves us with no alternative but to pursue international arbitration. We regret this outcome for shareholders, who may still see some benefit from the discovery as we pursue this arbitration. However I lament most heavily this outcome for local people, whom we have worked very closely with over the past two decades, and who have become our friends. They now stand to gain nothing from the Ixtaca project which was developed and designed with their assistance.”

About the Ixtaca Project and the Company’s Damages Claim

The Company discovered the Ixtaca project in 2010, and ultimately completed a feasibility study on the project, filing the technical report in 2019. Highlights of the project included the following:

  Average annual production of 108,500 ounces gold and 7.06 million ounces silver (203,000 gold equivalent ounces, or 15.2 million silver equivalent ounces) over first 6 years;
  After-tax IRR of 42% and after-tax payback period of 1.9 years;
  Conventional open pit mining with a proven and probable mineral reserve of 1.39 million ounces of gold and 85.2 million ounces of silver;
  All-in Sustaining Costs (“AISC”), including operating costs, sustaining capital, expansion capital, private and public royalties, refining and transport of $850 per gold equivalent ounce, or $11.30 per silver equivalent ounce;
  Dry stack filtered tailings facility, and co disposal with waste rock with no tailings dam;
  A fresh water storage dam for mine and community use, enhancing community access to a fresh water reservoir beyond closure;
  Testing showed the host limestone “waste” rock and flotation tailings were neutralising and had low potential for metal leaching. Both products could have had commercial uses such as aggregate and cement feed;
  Had the project proceeded, economic contributions were estimated to include approximately 600 direct jobs during the peak of construction and 420 jobs throughout the 11 year mine life. Assuming base case metal prices, the project could have generated approximately US$130 million in Federal taxes, US$50 million in State taxes and US$30 million in Municipal taxes and provide updated infrastructure to a marginalised region.

  (All values shown are in $US; Base case uses $1275/oz gold and $17/oz silver prices. Gold and silver equivalency calculations assumed 75:1 ratio. Proven mineral reserves were comprised of 31.6 million tonnes grading 0.70 g/t gold and 43.5 g/t silver. Probable mineral reserves were comprised of 41.4 million tonnes grading 0.51 g/t gold and 30.7 g/t silver. The cut-off grade used for ore/waste determination was NSR>=$14/t. Associated metallurgical recoveries (gold and silver, respectively) were estimated as 90% and 90% for limestone, 50% and 90% for volcanic, 50% and 90% for black shale).

As part of the CPTPP requirements, although still at an early stage in the arbitration process, the Company must submit an initial and preliminary estimate of damages claimed. As noted in the Company’s press release of March 14, 2024, Almaden is pursuing this arbitration together with Almadex Minerals Ltd., on behalf of themselves and their Mexican subsidiaries, and based on a preliminary estimate will be seeking damages of no less than US$200 million, in the aggregate.

As the arbitration proceeds, the Company expects to appoint a quantum expert who will prepare a professional damages assessment for review by the arbitration tribunal. The Company will update shareholders as this process evolves.

The Company has engaged international arbitration counsel at Boies Schiller Flexner to act on its behalf.

On behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the appointment of a quantum expert and the result and damages arising from the Company’s request for arbitration.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to finance the arbitration process, and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; treatment of environmental matters and indigenous consultation under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca project; uncertainty as to the outcome of arbitration; community relations; governmental regulations; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/